UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from        to

Commission File Number: 000-18592

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, UT 84095

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

NOTE:    All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Merit Medical Systems, Inc. 401(k) Profit Sharing Plan
South Jordan, Utah

We have audited the accompanying statements of net assets available for benefits of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) delinquent participant contributions for the year ended December 31, 2012 and (2) assets (held at end of year) as of December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Salt Lake City, Utah
July 1, 2013

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:
Cash	$79,213	$16,253

Investments - at fair value	57,514,790	49,590,688
Receivables:
Notes receivable from participants	2,333,389	2,002,847
Employer contributions	83,418	144,636
Participant contributions	162,371	177,515

Total receivables	2,579,178	2,324,998

Total assets	60,173,181	51,931,939

LIABILITIES:
Accounts payable	58,951	7,038

Total liabilities	58,951	7,038

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	60,114,230	51,924,901
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR COMMON COLLECTIVE TRUST	(27,698)	(65,358)

NET ASSETS AVAILABLE FOR BENEFITS	$60,086,532	$51,859,543

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

CONTRIBUTIONS:
Employer contributions	$1,424,978
Participant contributions	4,033,122
Rollover contributions	224,482

Total contributions	5,682,582

INVESTMENT INCOME:
Net appreciation in fair value of investments	5,038,114
Interest and dividends	209

Net investment income	5,038,323

Interest income on notes receivable from participants	85,104

DEDUCTIONS:
Benefits paid to participants	(2,517,198)
Administrative expenses	(61,822)

Total deductions	(2,579,020)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	8,226,989

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	51,859,543

End of year	$60,086,532

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.                      DESCRIPTION OF THE PLAN

The following description of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all employees who have completed 90 days of service for Merit Medical Systems, Inc. (the “Company”). The Plan is administered by a trustee who has been appointed by the board of directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions — Each year, participants may contribute up to 100% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. The Company contributes, on a discretionary basis, 75% of the first 2%, and 25% of the next 3% of base compensation that a participant contributes to the Plan. The Company suspended employer matching contributions to the Plan in March of 2013.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant vests 20% a year of credited service and is 100% vested after five years of credited service.

Participant Loans — Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts — At December 31, 2012 and 2011, forfeited non-vested accounts totaled $38,341 and $49,205, respectively. These accounts may be used to reduce future employer contributions. During the year ended December 31, 2012, no forfeited non-vested accounts were used to reduce the Company's employer contributions.

Administrative Expenses — Administrative expenses of the Plan are paid by the Company as provided in the Plan document.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, common stock, a common collective trust, self-directed brokerage accounts, and interest bearing cash funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Benefit-Responsive Investment Contracts — As described in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 962, Plan Accounting—Defined Contribution Pension Plans, fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Plan invests in investment contracts through a collective trust in the Morley Stable Value (“MSV”) Fund. As required under ASC 962, the statements of net assets available for benefits presents the investment in the collective trust at fair value with an offsetting adjustment which, when netted against the fair value, will equal contract value. The weighted average yield of the underlying investments in the MSV Fund for the year ended December 31, 2012, was 1.62%.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2012 and 2011.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of IRC limits. There were no excess contributions payable at December 31, 2012 and 2011.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the NASDAQ Global Select Market on the last business day of the plan year. Interest bearing cash funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The underlying investments within self-directed brokerage accounts are valued at quoted market prices. The common collective trust is stated at fair value and then adjusted to contract value as described above. Fair value of the common collective trust is the net asset value of its underlying investments, and contract value is principal plus accrued interest. The fund invests primarily in a variety of high quality Stable Value Investment Contracts (the performance of which may be predicted on underlying fixed income securities), as well as cash and cash equivalents. Redemption is generally permitted daily. Individual participant redemptions for benefit payments and redemptions by participants to reinvest in options that do not compete with the stable value fund are generally permitted without restriction. Were the Plan to initiate a full redemption of the stable value fund, a twelvemonth advance written notice is required. The Plan is permitted to redeem investment units at the net asset value on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds and the common collective trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from plan participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Recent Accounting Pronouncements — In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption did not have a material effect on the Plan's statement of net assets available for benefits or its statement of changes in net assets available for benefits.

3.                      FAIR VALUE MEASUREMENTS

The fair values of investments are classified based on the lowest level of any input that is significant to the fair value measurement. The Plan used the following methods to determine fair value for purposes of the accompanying financial statements:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access on the report date.

Level 2 — Inputs (financial matrices, models, valuation techniques), other than quoted market prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs (such as professional appraisals, quoted prices from inactive markets that require adjustment based on significant assumptions or data that is not current, data from independent sources) that are unobservable for the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The Plan's policy is to recognize significant transfers between levels at the actual date of the event.

The following table provides the amounts and their corresponding level of hierarchy for the Plan’s investments that were measured at fair value on a recurring basis as of December 31, 2012:

Description	Level 1	Level 2	Level 3	Total

Interest bearing cash	$2,903,152	$—	$—	$2,903,152
Mutual funds:
Intermediate Investments Grade	4,751,136			4,751,136
Multi-Sector Income Fund	2,783,667			2,783,667
Large-Cap Growth Funds	2,730,945			2,730,945
Small-Cap Growth Funds	2,235,988			2,235,988
International Large-Cap Growth	2,168,165			2,168,165
International Multi-Cap Growth	2,092,744			2,092,744
Emerging Markets Funds	2,011,012			2,011,012
Treasury Inflated Protected Securities	1,959,521			1,959,521
Small-Cap Core Funds	1,735,519			1,735,519
Large-Cap Core Funds	1,726,109			1,726,109
Real Estate Fund	1,617,763			1,617,763
Large-Cap Value Funds	1,551,959			1,551,959
S&P 500 Index Objective Funds	1,523,469			1,523,469
Global Natural Resources Funds	1,518,534			1,518,534
Pacific Ex Japan Funds	1,467,617			1,467,617
Multi-Cap Core Funds	1,031,871			1,031,871
Gold Oriented Funds	851,712			851,712
Mid-Cap Core Funds	546,759			546,759
International Multi-Cap Core	501,287			501,287
Global Science / Technology Funds	256,408			256,408
Mid-Cap Value Funds	246,424			246,424
Common collective trust		1,475,633		1,475,633
Self-directed brokerage accounts:
Interest bearing cash	729,093			729,093
Merit Medical Systems, Inc. common stock *	758,303			758,303
Other equity securities (primarily common stock)	1,094,306			1,094,306
Other	471,512			471,512
Merit Medical Systems, Inc. common stock *	14,774,182			14,774,182
Investments — at fair value	$56,039,157	$1,475,633	$—	$57,514,790

* Represents a party-in-interest to the Plan.

For the years ended December 31, 2012 and 2011, there were no transfers in or out of Levels 1, 2 or 3.

The following table provides the amounts and their corresponding level of hierarchy for the Plan’s investments that were measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total

Interest bearing cash	$2,138,352	$—	$—	$2,138,352
Mutual funds:
Intermediate Investments Grade	4,965,698			4,965,698
Large-Cap Growth Funds	2,160,877			2,160,877
Small-Cap Growth Funds	1,847,253			1,847,253
Multi-Sector Income Fund	1,654,814			1,654,814
Large-Cap Core Funds	1,633,410			1,633,410
Large-Cap Value Funds	1,595,809			1,595,809
International Large-Cap Core	1,576,487			1,576,487
Small-Cap Core Funds	1,437,697			1,437,697
Mid-Cap Value	1,267,188			1,267,188
Pacific Ex Japan Funds	1,252,620			1,252,620
Global Natural Resources Funds	1,209,496			1,209,496
S&P 500 Index Objective Funds	1,142,762			1,142,762
Emerging Markets Funds	1,018,433			1,018,433
Mid-Cap Core Funds	1,012,542			1,012,542
International Multi-Cap Growth	865,979			865,979
Treasury Inflated Protected Securities	783,990			783,990
Real Estate Fund	776,161			776,161
Global Small-/Mid-Cap Funds	773,633			773,633
Gold Oriented Funds	624,249			624,249
International Multi-Cap Core	444,124			444,124
Multi-Cap Core Funds	254,344			254,344
Global Science / Technology Funds	223,887			223,887
Common collective trust		2,580,894		2,580,894
Self-directed brokerage accounts:
Interest bearing cash	884,594			884,594
Merit Medical Systems, Inc. common stock *	451,789			451,789
Other equity securities (primarily common stock)	957,862			957,862
Other	269,407			269,407
Merit Medical Systems, Inc. common stock *	13,786,337			13,786,337
Investments — at fair value	$47,009,794	$2,580,894	$—	$49,590,688

* Represents a party-in-interest to the Plan.

4.                      INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits were as follows as of December 31, 2012 and 2011:

	2012	2011
Merit Medical Systems, Inc. common stock, 1,117,445 and 1,030,369 shares, respectively *	$15,532,485	$13,786,337
PIMCO Total Return; Administrative Class Shares 422,699 and 456,826 shares, respectively	4,751,136	4,965,698

* Represents a party-in-interest to the Plan.

During the year ended December 31, 2012, the Plan’s common stock and mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Merit Medical Systems, Inc. common stock	$705,974
Mutual funds:
Intermediate Investments Grade	439,829
Large-Cap Core Funds	402,239
International Large-Cap Growth	369,638
Small-Cap Growth Funds	316,963
International Multi-Cap Growth	289,537
Pacific Ex Japan Funds	284,473
Emerging Markets Funds	282,690
Real Estate Funds	219,877
Large-Cap Value Funds	218,733
Large-Cap Growth Funds	197,099
S&P 500 Index Objective Funds	194,369
Small-Cap Core Funds	193,787
Mid-Cap Core Funds	183,555
Multi-Sector Income Funds	174,898
International Multi-Cap Core	121,381
Multi-Cap Core Funds	120,749
Treasury Inflated Protected Securities	80,584
Global Natural Resources Funds	73,714
Global Small-/Mid-Cap Funds	67,179
Mid-Cap Value Funds	18,468
Global Science / Technology Funds	13,212
Gold Oriented Funds	(84,388)
Self-Directed Brokerage Account	173,495
Common Collective Trust	(19,941)
Net appreciation in fair value of investments	$5,038,114

5.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2012 and 2011, the Plan held 1,062,891 and 1,030,369 shares, respectively, of the Company’s common stock, with a fair value of $14,774,182 and $13,786,337, respectively.

At December 31, 2012 and 2011, there are also 54,554 and 33,766 shares of the Company’s common stock with a fair value of $758,303 and $451,789, respectively, held by the Plan within self-directed brokerage accounts.

6.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. The Company also has the right to discontinue its contributions at any time. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.                      FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated October 19, 2011, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. On December 31, 2012, the Company submitted an application to the IRS for an updated determination letter.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the Department of Labor ("DOL"). The Plan is subject to routine audits by taxing jurisdictions for tax years for which the applicable statutes of limitations have not expired; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8.                      NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted the November 2011 through December 2011 participant contribution of $42 to the trustee June 28, 2012, which was later than required by Department of Labor (DOL) Regulation 2510.3‑102. The Company filed Form 5330 with the IRS and paid the required excise tax on the transaction. In addition, the participant account was credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

9.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2012 and 2011:

	2012	2011
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$60,086,532	$51,859,543
Adjustment from contract value to fair value for common collective trust	27,698	65,358
Net assets available for benefits per Form 5500	$60,114,230	$51,924,901

For the year ended December 31, 2012, the following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

Statement of changes in net assets available for benefits:
Increase in net assets available for benefits per the financial statements	$8,226,989
Adjustment from contract value to fair value for common collective trust	(37,660)

Increase in net assets available for benefits per Form 5500	$8,189,329

SUPPLEMENTAL SCHEDULES

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
EMPLOYER ID NO: 87-0447695
PLAN NO: 001
FORM 5500, SCHEDULE H, PART IV, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2012

	Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Not Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Participant contributions	$—	$—	$—	$42
	$—	$—	$—	$42

* The Company remitted the November 2011 through December 2011 participant contribution of $42 to the trustee June 28, 2012, which was later than required by Department of Labor (DOL) Regulation 2510.3‑102. The Company filed Form 5330 with the IRS and paid the required excise tax on the transaction. In addition, the participant account was credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
EMPLOYER ID NO: 87-0447695
PLAN NO: 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

		Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	AM Century Inflation Adjusted Bond Fund IV	Registered Investment Company	**	487,412
	American Funds Growth Fund of America; Class R4	Registered Investment Company	**	836,427
	Artisan International; Investor Shares	Registered Investment Company	**	758,708
	Artisan Mid-Cap Fund	Registered Investment Company	**	635,682
	Cohen & Steers Realty Shares	Registered Investment Company	**	1,617,763
	Columbia Marsico Focused Equity Fund; Class Z Shares	Registered Investment Company	**	2,730,945
	Dreyfus Midcap Index Fund	Registered Investment Company	**	246,424
	Federated Strategic Value	Registered Investment Company	**	1,046,138
	Fidelity FMMT Retirement Money Market	Registered Investment Company	**	79
	Fidelity Money Market Fund	Registered Investment Company	**	2,903,072
	Harbor International Fund; Investor Class Shares	Registered Investment Company	**	1,409,457
	JP Morgan Strategic Income Opportunity	Registered Investment Company	**	2,783,667
	MainStay ICAP Select Equity; Class 1 Shares	Registered Investment Company	**	1,551,959
	Matthews Asia Dividend Companies	Registered Investment Company	**	824,816
	Matthews Asia Small Companies	Registered Investment Company	**	642,802
*	Merit Medical Systems, Inc. Common Stock	Common Stock (1,062,891 shares)	**	14,774,182
	Morley Stable Value Fund	Common Collective Fund (58,931 units)	**	1,475,633
	Oakmark Fund; Class 1 Shares	Registered Investment Company	**	1,726,105
	Oakmark International Fund; Class 1 Shares	Registered Investment Company	**	501,287
	Openheimer Gold & Special Minerals Fund; Class A	Registered Investment Company	**	851,712
	Perkins Mid-Cap Value Fund Class T	Registered Investment Company	**	1,031,871
	PIMCO Total Return Fund; Administrative Class Shares	Registered Investment Company	**	4,751,136
	CNI Dividend & Income Fund	Registered Investment Company	**	713,535
	RS Global Natural Resources; Class A	Registered Investment Company	**	1,518,534
	RS Technology Fund; Class A Shares	Registered Investment Company	**	256,408
	Self-Directed Brokerage Account	Registered Investment Company	**	3,053,214
	Fidelity Spartan 500 Index	Registered Investment Company	**	1,523,469
	T Rowe Price International Funds, Inc. Emerging Markets Stock Fund	Registered Investment Company	**	549,763
	Vanguard Retirement 2050 Fund	Registered Investment Company	**	5
	Wasatch Emerging Markets Small-Cap	Registered Investment Company	**	747,714
	Wasatch Small-Cap Growth Fund	Registered Investment Company	**	2,235,988
	Wasatch Small-Cap Value Fund	Registered Investment Company	**	1,019,349
	Wells Fargo Advantage Small-Cap Value Investor	Registered Investment Company	**	546,759
	William Blair International Growth Fund; Class N Shares	Registered Investment Company	**	1,046,606
	William Blair Small Mid-Cap Growth	Registered Investment Company	**	716,169
*	Participant Loans	Participant loans (maturing 2013 to 2022 at interest rates of 4.25% to 9.25%)	**	2,333,389
				59,848,179
	Adjustment from fair value to contract value for common collective trust			(27,698)
				$59,820,481

*	Party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Merit Medical Systems, Inc. 401(k) Plan Administration and Investment Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merit Medical Systems, Inc
401(k) Profit Sharing Plan

Date: July 1, 2013	/s/ Kent W. Stanger

Kent W. Stanger
Member, 401 (k) Plan Administration and
Investment Committee

EXHIBIT INDEX

Exhibit
Number                    Description

23.1        Consent of Independent Registered Public Accounting Firm